Exhibit 99.1

ITEMIZED LIST OF EXPENSES INCURRED OR BORNE BY

OR FOR THE ACCOUNT OF THE REPUBLIC OF SOUTH AFRICA

IN CONNECTION WITH THE SALES OF THE NOTES

The following are the estimated expenses incurred or borne by or for the Republic of South Africa in connection with the issuance and distribution of the Notes.

Registration Fee*	U.S.$	249,000
Miscellaneous Expenses	U.S.$	244,444
TOTAL	U.S.$	493,444

* Previously paid in connection with registration statement filing on March 28, 2017.